UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Sally A. Rocker

J.C. Flowers & Co. LLC

767 Fifth Avenue

23rd Floor

New York, NY 10153

212-404-6820

With copies to:

Gregory V. Gooding
Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G3075 P101

1.	Names of Reporting Persons. J. Christopher Flowers, individually and as Executor of the Estate of Nimrod T. Frazer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 5,525
	8.	Shared Voting Power 176,901
	9.	Sole Dispositive Power 5,525
	10.	Shared Dispositive Power 176,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,426
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement (as defined below). See Item 4.

1.	Names of Reporting Persons. Paula Mims, not in her individual capacity but solely as Executor of the Estate of Nimrod T. Frazer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 176,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 176,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

CUSIP No. G3075 P101

1.	Names of Reporting Persons. Frazer Holdings LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 176,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 176,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

CUSIP No. G3075 P101

1.	Names of Reporting Persons. Frazer Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 176,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 176,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

1.	Names of Reporting Persons. Estate of Nimrod T. Frazer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 176,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 176,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

CUSIP No. G3075 P101

1.	Names of Reporting Persons. Anne Oros, individually and as Trustee of the John J. Oros 1998 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,626
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,626
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,626
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

CUSIP No. G3075 P101

1.	Names of Reporting Persons. Stuart Schlesinger, individually and as Trustee of the Hyman 2018 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

CUSIP No. G3075 P101

1.	Names of Reporting Persons. John J. Oros 1998 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,626
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,626
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,626
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

1.	Names of Reporting Persons. Hyman 2018 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

1.	Names of Reporting Persons. David G. Walsh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

1.	Names of Reporting Persons. Steven D. Arnold
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 358
	8.	Shared Voting Power 3,676
	9.	Sole Dispositive Power 358
	10.	Shared Dispositive Power 3,676
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

1.	Names of Reporting Persons. Arnold 1997 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,676
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,676
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

1.	Names of Reporting Persons. SAS GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,676
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,676
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024 as provided by the Issuer in the Merger Agreement. See Item 4.

Explanatory Note

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer”), having its principal executive offices at A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, Bermuda HM 11. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a), (f) This Schedule 13D is filed jointly by J. Christopher Flowers, a United States citizen (“Mr. Flowers”), Paula Mims, a United States citizen (“Ms. Mims”), not in her individual capacity, but solely as Executor of the Estate of Nimrod T. Frazer, Frazer Holdings, LP, a Georgia limited partnership (“Frazer Holdings”), Frazer Ventures LLC, a Georgia limited liability company (“Frazer Ventures”), the Estate of Nimrod T. Frazer, an estate subject to the laws of the State of Alabama (the “Frazer Estate”), Anne Oros, a United States citizen (“Ms. Oros”), Stuart Schlesinger, a United States citizen (“Mr. Schlesinger”), the John J. Oros 1998 Family Trust, a trust established under the laws of the State of Delaware (the “Oros Trust”), the Hyman 2018 Trust, a trust established under the laws of the State of New York (the “Hyman Trust”), David G. Walsh, a United States citizen (“Mr. Walsh”), Steven D. Arnold, a United States citizen (“Mr. Arnold”), the Arnold 1997 Limited Partnership, a Texas limited partnership (the "Arnold Partnership") and SAS GP, L.L.C., a Texas limited liability company ("SAS" and, together with Mr. Flowers, Ms. Mims, Frazer Holdings, Frazer Ventures, the Frazer Estate, Ms. Oros, the Oros Trust, Mr. Schlesinger, the Hyman Trust, Mr. Walsh, Mr. Arnold and the Arnold Partnership, the "Reporting Persons").

(b) The principal business address of Mr. Flowers, Ms. Oros, the Oros Trust, Mr. Schlesinger and the Hyman Trust is c/o J.C. Flowers & Co. LLC, 767 Fifth Ave, 23rd Floor, New York, NY 10153.

The principal business address of Ms. Mims, Frazer Holdings, Frazer Ventures and the Frazer Estate is 300 Water Street, Suite 200, Montgomery, AL 36104.

The principal business address of Mr. Walsh is c/o Foley & Lardner, P.O. Box 1497, Madison, WI 53701.

The principal business address of Mr. Arnold, the Arnold Partnership, and SAS is 1001 Fannin Street, Suite 1250, Houston, TX 77002.

(c) The principal business of Frazer Holdings is holding investments. The principal business of Frazer Ventures is serving as the sole general partner of Frazer Holdings.

The principal business of the Arnold Partnership is holding investments. The principal business of SAS is serving as the sole general partner of the Arnold Partnership.

Not applicable for the Frazer Estate, Ms. Oros, the Oros Trust and the Hyman Trust.

The present principal occupation of Mr. Flowers is managing director of J.C. Flowers & Co. LLC.

The present principal occupation of Ms. Mims is finance professional.

The present principal occupation of Mr. Schlesinger is attorney.

The present principal occupation of Mr. Walsh is attorney.

The present principal occupation of Mr. Arnold is investment management professional.

(d), (e) During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 31, 2007, pursuant to the transactions contemplated by an Agreement and Plan of Merger, dated as of May 23, 2006 by and among the Issuer (formerly known as Castlewood Holdings Limited), CWMS Subsidiary Corp. and The Enstar Group, Inc., (i) Mr. Flowers acquired 1,221,555 Ordinary Shares in exchange for equity interests of a predecessor of the Issuer, (ii) Mr. Arnold acquired beneficial ownership of 4,034 Ordinary Shares in exchange for equity interests of a predecessor of the Issuer and (iii) Mr. Schlesinger acquired beneficial ownership of 10,750 Ordinary Shares in exchange for equity interests of a predecessor of the Issuer. Mr. Flowers acquired 5,525 equity interests in 1998 using personal funds pursuant to a negotiated transaction with the predecessor of the Issuer, Mr. Arnold acquired such equity interests in May 2000 through open market purchases using personal funds and Mr. Schlesinger acquired such equity interests in 1998 and 1999 through open market purchases using personal funds.

Mr. Walsh acquired beneficial ownership of 1,000 Ordinary Shares through an open market purchase using personal funds on March 1, 2010.

The Hyman Trust acquired ownership of 10,700 Ordinary Shares through a gift from Mr. Schlesinger. Mr. Schlesinger acquired beneficial ownership of such Ordinary Shares at the time he became the trustee of the Hyman Trust.

The Oros Trust acquired 28,626 Ordinary Shares through open market purchases made using personal funds of John J. Oros, the grantor of the Oros Trust, in December 2018. Anne Oros acquired beneficial ownership of such shares at the time she became the trustee of the Oros Trust.

Frazer Holdings and Frazer Ventures acquired beneficial ownership of 176,901 Ordinary Shares as part of the estate plan of Nimrod T. Frazer. The Frazer Estate, Mr. Flowers and Ms. Mims acquired beneficial ownership of 179,901 Ordinary Shares upon the death of Nimrod T. Frazer on March 7, 2023. Nimrod T. Frazer originally acquired beneficial ownership of such Ordinary Shares through open market purchases using personal funds and as a result of the exercise of options to purchase Ordinary Shares granted by the Issuer to Nimrod T. Frazer during his tenure as a member of the board of directors of the Issuer from 2007 until his death in 2023.

Item 4. Purpose of Transaction

From time to time since the date of each of their original investment in the Issuer, the Reporting Persons have engaged in evaluations of the Issuer and its business, including engaging in discussions with management, other stockholders and other persons.

The Merger Agreement

On July 29, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly-owned Subsidiary of the Issuer (“New Company Holdco”), Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly-owned Subsidiary of New Company Holdco (“Company Merger Sub”), Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), and Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a direct wholly-owned Subsidiary of Parent (“Parent Merger Sub”). Parent and Merger Sub are backed by equity commitments from investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC. Pursuant to the Merger Agreement, the Issuer, New Company Holdco, Company Merger Sub, Parent and Parent Merger Sub will effect a series of mergers (collectively, the “Mergers”), with the Issuer surviving such mergers as a wholly-owned Subsidiary of Parent (the “Third Surviving Company”). Capitalized terms used in this summary but not otherwise defined have the meaning set forth in the Merger Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer shall merge with and into Company Merger Sub (the “First Merger”), with the Issuer surviving the merger as a direct wholly-owned Subsidiary of New Company Holdco (the “First Surviving Company”). Upon the effective time of the First Merger (the “First Effective Time”), (i) each Ordinary Share that is issued and outstanding as of immediately prior to the First Effective Time (other than (v) Ordinary Shares owned by Parent, Parent Merger Sub, the Issuer or their respective wholly-owned Subsidiaries, (w) any Reinvesting Shares (as defined below), (x) any Ordinary Shares subject to the Issuer’s equity awards (other than Company Restricted Shares), (y) any Ordinary Shares that are Dissenting Shares and (z) to the extent the First Effective Time occurs prior to the JSOP Exchange Date, any Ordinary Shares held subject to the JSOP at such time), shall be converted into (A) the right to receive an amount in cash equal to (I) $500 million (the “Aggregate First Merger Amount”) divided by (II) the number of Ordinary Shares, on a fully diluted basis minus the number of Reinvesting Shares, without interest and less any amounts required to be deducted or withheld or as may be reduced as required by applicable law or any governmental entity (the “First Merger Cash Consideration”) and (B) the number of ordinary shares, par value $1.00 per share, of New Company Holdco (the “New Ordinary Share”) equal to the quotient (the “First Merger Ratio”) of (x) $338 minus the First Merger Cash Consideration divided by (y) $338 (together with the First Merger Cash Consideration, the “First Merger Consideration”). Upon the First Effective Time, each Reinvesting Share issued and outstanding immediately prior to the First Effective Time shall be converted into a New Ordinary Share. The Aggregate First Merger Amount will be funded from the Issuer’s balance sheet.

As soon as practicable following the First Effective Time, New Company Holdco shall merge with and into the First Surviving Company (the “Second Merger”), with the First Surviving Company surviving the merger (the “Second Surviving Company”). Upon the effective time of the Second Merger (the “Second Effective Time”), each New Ordinary Share issued and outstanding immediately prior to the Second Effective Time (other than (x) New Ordinary Shares owned by Parent, Parent Merger Sub, the First Surviving Company or their respective wholly-owned Subsidiaries, (y) any New Ordinary Shares subject to the Issuer’s equity awards, and (z) to the extent the Second Effective Time occurs prior to the JSOP Vesting Date, any New Ordinary Shares held subject to the JSOP at such time), shall be converted into an ordinary share, par value $1.00 per share, of the Second Surviving Company (a “Second Surviving Company Ordinary Share”). Upon the First Effective Time, each First Surviving Company Reinvesting Share issued and outstanding immediately prior to the Second Effective Time owned by the Reinvesting Shareholders shall be converted into a Second Surviving Company Ordinary Share.

As soon as practicable following the Second Effective Time, Parent Merger Sub shall merge with and into the Second Surviving Company (the “Third Merger”), with the Second Surviving Company surviving as the Third Surviving Company. Upon the effective time of the Third Merger (the “Third Effective Time”), each Second Surviving Company Ordinary Share issued and outstanding immediately prior to the Third Effective Time (other than (w) the Second Surviving Company Ordinary Shares owned by Parent, Parent Merger Sub or the Second Surviving Company or their respective wholly-owned Subsidiaries, (x) any Second Surviving Company Ordinary Shares subject to the Issuer’s equity awards, (y) any Second Surviving Company Ordinary Shares that are Dissenting Shares and (z) to the extent the Third Effective Time occurs prior to the JSOP Vesting Date, any Second Surviving Company Ordinary Shares held subject to the JSOP at such time) shall be converted into the right to receive an amount in cash equal to (A)(I)(i) $338 multiplied by the aggregate number of Second Surviving Company Ordinary Shares that are not the Second Surviving Company Ordinary Shares held by holders of the Reinvesting Shares, on a fully diluted basis, as of immediately prior to the Third Effective Time, minus (ii) Aggregate First Merger Amount divided by (B) the aggregate number of Second Surviving Company Ordinary Shares that are not the Second Surviving Company Ordinary Shares held by holders of Reinvesting Shares, on a fully diluted basis, plus (y) the aggregate cash consideration actually paid in respect of the First Merger, divided by (B) the aggregate number of Second Surviving Company Ordinary Shares that are not the Second Surviving Company Reinvesting Shares, on a fully diluted basis plus (z) if applicable, any amount set forth in the True-Up Notice (on a per share basis based on the amount of Second Surviving Company Ordinary Shares entitled thereto), in each case, without interest and less any amounts required to be deducted or withheld (the “Third Merger Cash Consideration” and together with the First Merger Cash Consideration, the “Total Cash Consideration”). Upon the Third Effective Time, each Second Surviving Company Ordinary Share held by holders of the Reinvesting Shares shall, at the election of Parent, either receive the Total Cash Consideration or be canceled and cease to exist.

The treatment of the Issuer’s preferred equity interests and equity awards is further set forth in the Merger Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

If the Merger is consummated, the Ordinary Shares, the Series D Preferred Shares and the Series E Preferred Shares will be delisted from The NASDAQ Stock Market LLC and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable after the Third Effective Time.

The consummation of the Merger is subject to certain conditions, including: (i) the adoption of the Merger Agreement by the affirmative vote of holders of a majority of the Shares that are present at the Issuer’s shareholders meeting, if the Issuer’s bye-law amendment is approved, or by the affirmative vote of holders of a majority of the three-fourths of the Shares that are present at the Issuer’s shareholder meeting, if the Issuer’s bye-law amendment is not approved (the “Issuer Shareholder Approval”); (ii) the approval of the Bermuda Monetary Authority pursuant to the Bermuda Exchange Control Act 1972, the expiration, termination or receipt of any approval or clearances applicable to the consummation of the Merger under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the approval of the Bermuda Monetary Authority pursuant to the Insurance Act 1978 and other additional approvals of certain other insurance regulatory bodies and the receipt of certain additional clearances or approvals of certain other governmental bodies; (iii) the absence of any order restraining, enjoining or otherwise preventing the consummation of the Mergers or any applicable law that prohibits or makes illegal the consummation of the Mergers; (iv) subject to certain qualifications, the accuracy of representations and warranties of the Issuer, Parent and Merger Sub, as applicable, under the Merger Agreement and the performance in all material respects by the Issuer, Parent and Merger Sub, as applicable, of their obligations under the Merger Agreement; (v) that no Specified Debt Event of Default (as defined below) has occurred and is continuing and (vi) the absence of any Company Material Adverse Effect.

The Merger Agreement also contains customary representations, warranties and covenants of the Issuer, Parent and Merger Sub. Among other things, the Issuer has agreed, subject to certain exceptions, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Third Effective Time, to use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respect and not to take certain actions prior to the Effective Time without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Issuer has also agreed that unless otherwise prohibited by law or any governmental entity, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the time immediately prior to the First Effective Time, the Issuer shall (i) use commercially reasonable efforts to cause the Issuer to hold an amount in cash or liquid securities equal to the Aggregate First Merger Amount, (ii) use commercially reasonable efforts to reserve such cash solely for the purpose of paying the full amount of the Aggregate First Merger Amount as consideration in the First Merger and (iii) not, and cause its Subsidiaries not to, take any action or omit to take any action for the purpose or knowingly with the effect of adversely affecting the ability of the Issuer to pay the First Merger Cash Consideration.

In addition, the Issuer has agreed to customary “go-shop” and “no-shop” provisions. From the execution of the Merger Agreement until 11:59 p.m. Eastern Time, on the date that is thirty-five (35) days after the date of the Merger Agreement (the “No-Shop Start Date”), during which the Issuer and its affiliates and its and their respective representatives have the right to solicit, initiate, propose, knowingly encourage, knowingly facilitate or assist, an Acquisition Proposal and take certain related actions.

From the No-Shop Start Date until the earlier to occur of the termination of the Merger Agreement and the Third Effective Time, the Issuer will be subject to customary “no-shop” restrictions on the Issuer’s ability to solicit any Acquisition Proposal, to enter into any Alternative Acquisition Agreement, and to participate in discussions or negotiations with or provide non-public information to any person relating to any Acquisition Proposal. The Merger Agreement contains certain customary termination rights for the Issuer and Parent, including as follows: (i) Parent and the Issuer may agree to terminate the Merger Agreement by mutual written consent, (ii) either the Issuer or Parent may terminate the Merger Agreement if (A) the Third Merger has not occurred by July 29, 2025 (subject to an automatic extension under certain circumstances, including until January 29, 2026 for the purpose of obtaining certain regulatory approvals) (the “Outside Date”), (B) the Issuer Shareholder Approval is not obtained, (C) any governmental entity has issued an injunction or other order that has become final and non-appealable restraining, enjoining or otherwise preventing the consummation of the Mergers, or has enacted, issued or deemed applicable any law prohibiting or making illegal the consummation of the Mergers or (D) the other party breaches any representation, warranty or covenant that results in the failure of the related closing condition to be satisfied, subject to a cure period in certain circumstances. In addition, the Merger Agreement may be terminated by the Issuer (A) prior to the receipt of the Issuer Shareholder Approval, in order to enter into a definitive agreement providing for a Superior Proposal, (B) if all of the closing conditions to the First Closing have been and continue to be satisfied or have been waived (other than those conditions that by their nature only can be satisfied at the closing of the First Merger), and Parent or Parent Merger Sub, in violation of the terms of the Merger Agreement, fails to consummate the First Merger in accordance with the terms thereof, and the Issuer has provided irrevocable written notice to Parent following the date on which the consummation of the First Merger is required to occur that all closing conditions have been satisfied or waived and the Issuer is prepared, willing and able to consummate the Merger but Parent or Merger Sub fail to consummate the Merger in accordance with the Merger Agreement within ten (10) business days after delivery of such notice (a “Financing Failure”), or (C) if prior to the First Closing, the Issuer reasonably determines in good faith that it is reasonably likely that the Aggregate First Merger Amount will not equal $500 million, unless, following notice thereof, Parent elects by notice to the Issuer (a “True-Up Notice”) to increase the aggregate Third Merger Cash Consideration by an amount equal to the difference between the Aggregate First Merger Amount and the aggregate amount that would be paid in the First Merger without any such increase, as reasonably determined in good faith by the Issuer. The Merger Agreement may also be terminated by Parent if, (x) prior to the receipt of the Issuer Shareholder Approval, the Company Board changes the Board Recommendation or (y) there shall have occurred a Specified Debt Event of Default that is either incapable of being cured or has not been cured by the Outside Date (a “Specified Debt Event of Default”).

Upon termination of the Merger Agreement in accordance with its terms, under certain circumstances, the Issuer will be required to pay Parent a termination fee in an amount equal to $145 million (which may be reduced to $102 million in certain circumstances. The Merger Agreement also provides that Parent will be required to pay the Issuer (a) a reverse termination fee of $265 million if (x) the Merger Agreement is terminated due to a Parent Terminable Breach or (y) if the Merger is not consummated due to a Financing Failure and (b) reverse termination fee of $96.5 million if the Merger Agreement is terminated due to a Specified Debt Event of Default.

The foregoing description of the Merger Agreement and the transaction contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Support Agreements.

Concurrently with the execution and delivery of the Merger Agreement, each of Frazer Holdings, Mr. Flowers, the Oros Trust, the Hyman Trust, Mr. Walsh and Mr. Arnold (collectively, the “Rolling Investors”) entered into separate Rollover and Support Agreements (collectively, the “Support Agreements”) with Elk Evergreen Investments, LLC, a Delaware limited liability company (“Elk Evergreen”), Elk Cypress Investments, LLC, a Delaware limited liability company (“Elk Cypress”), and the indirect sole owner of Parent (“TopCo”), pursuant to which, among other things, such Rolling Investors have agreed to support the transactions contemplated by the Merger Agreement and vote in favor of the matters to be submitted to the Issuer’s stockholders in connection with the Mergers, including the adoption of the Merger Agreement, and against any Acquisition Proposal. Also pursuant to the Support Agreements, each Rolling Investor have agreed to contribute Ordinary Shares in exchange for certain non-voting equity interests of TopCo (the “Rollover”). The Support Agreements will terminate upon the valid termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7 and Exhibit 8 to this Schedule 13D and are incorporated by reference herein.

The consummation of the Mergers and the Rollover are subject to the satisfaction of the conditions to the closing of the Mergers and the Rollover, respectively, as described above and as set forth in the Merger Agreement and the Support Agreements. There can be no assurance as to whether the closing of the Mergers and the Rollover will occur.

Item 5. Interest in Securities of the Issuer

(a, b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Person, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or direct the disposition of, as of the date hereof, based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024, as provided by the Issuer in the Merger Agreement.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
J. Christopher Flowers	182,426	1.2%	5,525	176,901	5,525	176,901
Paula Mims	176,901	1.2%	0	176,901	0	176,901
Frazer Holdings LP	176,901	1.2%	0	176,901	0	176,901
Frazer Ventures LLC	176,901	1.2%	0	176,901	0	176,901
Estate of Nimrod T. Frazer	176,901	1.2%	0	176,901	0	176,901
Anne Oros	28,626	0.2%	0	28,626	0	28,626
Stuart Schlesinger	10,750	0.1%	0	10,750	0	10,750
John J. Oros 1998 Family Trust	28,626	0.2%	0	28,626	0	28,626
Hyman 2018 Family Trust	10,750	0.1%	0	10,750	0	10,750
David G. Walsh	1,000	0.01%	1,000	0	1,000	0
Steven D. Arnold	4,034	0.03%	358	3,676	358	3,676
Arnold 1997 Limited Partnership	3,676	0.03%	0	3,676	0	3,676
SAS GP, L.L.C.	3,676	0.03%	0	3,676	0	3,676

Each of the Reporting Persons, Elk Evergreen, Elk Cypress and Dominic Silvester may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Elk Evergreen, Elk Cypress and Mr. Silvester are filing separate Schedule 13D filings to report the Ordinary Shares that they may be deemed to beneficially own. The Reporting Persons expressly disclaim any beneficial ownership of Ordinary Shares held directly by Elk Evergreen, Elk Cypress or Mr. Silvester and such shares are not the subject of this Schedule 13D.

(c) Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

On August 2, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On January 31, 2007, the Issuer entered into a Registration Rights Agreement with certain of its shareholders, including Mr. Flowers (the “Registration Rights Agreement”), which provides that such shareholders, including Mr. Flowers, may require the Issuer to effect registration under the Securities Act of 1933, as amended of all or any part of such holder’s registrable securities. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 9 to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement.

Exhibit 2 – Merger Agreement (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on July 29, 2024).

Exhibit 3 – Rollover and Support Agreement of Frazer Holdings LP (incorporated herein by reference to Exhibit 4 of the Schedule 13D filed by Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, TSSP Sub-Fund Holdco, LLC and Alan Waxman on July 30, 2024).

Exhibit 4 – Rollover and Support Agreement of J. Christopher Flowers (incorporated herein by reference to Exhibit 5 of the Schedule 13D filed by Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, TSSP Sub-Fund Holdco, LLC and Alan Waxman on July 30, 2024).

Exhibit 5 – Rollover and Support Agreement of John J. Oros 1998 Family Trust (incorporated herein by reference to Exhibit 6 of the Schedule 13D filed by Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, TSSP Sub-Fund Holdco, LLC and Alan Waxman on July 30, 2024).

Exhibit 6 – Rollover and Support Agreement of Hyman 2018 Family Trust (incorporated herein by reference to Exhibit 7 of the Schedule 13D filed by Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, TSSP Sub-Fund Holdco, LLC and Alan Waxman on July 30, 2024).

Exhibit 7 – Rollover and Support Agreement of David Walsh (incorporated herein by reference to Exhibit 8 of the Schedule 13D filed by Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, TSSP Sub-Fund Holdco, LLC and Alan Waxman on July 30, 2024).

Exhibit 8 – Rollover and Support Agreement of Steven D. Arnold (incorporated herein by reference to Exhibit 9 of the Schedule 13D filed by Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, TSSP Sub-Fund Holdco, LLC and Alan Waxman on July 30, 2024).

Exhibit 9 – Registration Rights Agreement, dated as of January 31, 2007, by and among Enstar Group Limited (f/k/a Castlewood Holdings Limited), Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., March & McLennan Employees’ Securities Company, L.P., Dominic F. Silvester, J. Christopher Flowers and other parties thereto set forth on the Schedule of Shareholders attached thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K12B filed on January 31, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

J. Christopher Flowers

/s/ J. Christopher Flowers

Paula Mims, not in her individual capacity but in her capacity as Executor of the Estate of Nimrod T. Frazer

/s/ Paula Mims

Frazer Holdings LP By: Frazer Ventures LLC, its general partner

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Executor

By:	/s/ Paula Mims
Name: Paula Mims
Title: Executor

Frazer ventures Llc

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Executor

By:	/s/ Paula Mims
Name: Paula Mims
Title: Executor

Estate of NIMROD T. FRAZER

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Executor

By:	/s/ Paula Mims
Name: Paula Mims
Title: Executor

anne oros

/s/ Anne Oros

John J. oros 1998 family trust

By:	/s/ John Oros
Name: John Oros
Title: Grantor

Stuart Schlesinger

/s/ Stuart Schlesinger

Hyman 2018 family trust

By:	/s/ Stuart Schlesinger
Name: Stuart Schlesinger
Title: Trustee

David g. walsh

/s/ David G. Walsh

steven d. arnold

/s/ Steven D. Arnold

ARNOLD 1997 LIMITED PARTNERSHIP By: SAS GP, L.L.C., its general partner

By:	/s/ Steven D. Arnold
Name: Steven D. Arnold
Title: President

SAS GP, L.L.C.

By:	/s/ Steven D. Arnold
Name: Steven D. Arnold
Title: President